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July 6, 2021	Mark Perlow mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Attn:	Ryan Sutcliffe

Re:	The Private Shares Fund (the “Fund”)
1933 Act File No. 333-184361
1940 Act File No. 811-22759

Dear Mr. Sutcliffe:

We are writing in response to your comments provided on June 14, 2021 with respect to Post-Effective Amendment No. 12 (the “Amendment”) to the Fund’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 20 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement. The Amendment was filed on April 27, 2021 pursuant to Rule 486(a) under the 1933 Act on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

General:

1.	Comment: Please confirm that all brackets will be removed and placeholders for information will be updated prior to the effective date of the Amendment.

Response: The Fund confirms that all brackets will be removed and placeholders for information will be updated prior to the effective date of the Amendment.

July 6, 2021 Page 2

2.	Comment: The Staff notes that the Fund filed a 424B3 filing on March 1, 2021 (the “Supplement”) to change the name of the Fund and make certain other changes to the Registration Statement. Please summarize the changes made by the Supplement to the Registration Statement, other than the name change, so that the Staff can gain clarity as to the nature of the changes. Please further confirm supplementally that no material changes were made to the Registration Statement by this filing.

Response: The Fund confirms that no material changes were made to the Registration Statement by the Supplement. As background, the Fund transitioned to a new investment adviser on December 9, 2020 following shareholder approval of a new advisory agreement for the Fund in late 2020. All of the Fund’s portfolio managers and many other key personnel transitioned to the new investment adviser and continue to work in the same capacity for the Fund. Accordingly, although there were a number of minor modifications discussed below to the Fund’s disclosure, the Fund’s overall investment strategy will remain materially the same.

The Supplement made changes to the Registration Statement that were intended to reflect this transition, including (i) a change in the Fund’s name, (ii) removal of references to the SharesPost 100 list (a list of late-stage growth companies maintained by the former adviser) and (iii) corresponding changes to the Fund’s 80% policy, which previously reflected the SharesPost 100 list. The Fund believes that the changes were not material in light of the fact that the Fund continues to primarily invest in equity securities of private operating growth companies (“Portfolio Companies”) and the changes did not, and are not expected to, result in material changes to the Fund’s portfolio holdings.

In addition, the Supplement made certain other nonmaterial changes or clarifications to the Registration Statement, which were approved by the Board of Trustees of the Fund (the “Board”) and which the portfolio managers believe are not material changes to the Fund’s investment strategy or portfolio management, including:

•	Changes to the Fund’s investment strategy to permit the Fund to invest in:

o	exchange-traded funds to equitize cash while awaiting investment in Portfolio Companies or in anticipation of quarterly repurchases of Fund shares;

o	special purposes vehicles (“SPVs”) or similar investment structures that provide access to the securities of a single issuer, to enhance the Fund’s ability to obtain exposure to Portfolio Companies; and

o	simple agreements for future equity (“SAFEs”).

July 6, 2021 Page 3

•	Changes to the Fund’s investment strategy to permit the Fund to engage in a covered call strategy. As discussed below, the Fund has removed this disclosure from the Registration Statement.

•	Clarification regarding the Fund’s ability to invest in cash and cash equivalents for temporary defensive purposes.

•	Clarification that the Fund may maintain a more liquid position while seeking appropriate investment opportunities.

•	Clarification that the 80% policy applies to net assets plus borrowings, if any, for investment purposes. The Fund notes, however, that it does not currently use or intend to use leverage for investment purposes, as discussed below in response to Comment 3.

•	Clarification that the Investment Adviser may sell the Fund’s Portfolio Company holdings, irrespective of whether a liquidity event has occurred with respect to such Portfolio Company holdings, when the Investment Adviser determines it is in the best interest of the Fund to sell.

•	Clarification as to what the Fund considers to be a U.S. domestic company rather than a foreign company.

•	Clarification that investors can purchase Fund shares by exchanging securities of current or potential Portfolio Companies on any day that the Fund is open for business, and removal of the requirement that each such contributions be approved by the Board.

•	Changes to reflect the new expense limitation agreement with the Investment Adviser.

Cover Page:

3.	Comment: If the Fund uses or intends to utilize leverage for investment purposes, please add a cross reference to prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Response: The Fund does not currently use or expect to use leverage for investment purposes at this time. The Fund therefore respectfully declines to add a cross reference to prospectus discussion regarding the risks associated with a leveraged capital structure.

July 6, 2021 Page 4

4.	Comment: The Staff notes that the cover page discloses that the Fund will invest 80% of its net assets in the equity securities of Portfolio Companies and further discloses that the Fund may continue to hold such securities post-initial public offering (“IPO”) for any reason. The Staff believes that this disclosure may be inconsistent with the Fund’s obligations under Rule 35d-1 and misleading to investors. Please consider revising this disclosure or please explain why the Fund holding securities post-IPO for any reason is consistent with Rule 35d-1.

Response: It is the Fund’s intention that only securities of private Portfolio Companies and post-IPO securities that are subject to a lockup be counted for purposes of determining compliance with the Fund’s 80% policy. For the avoidance of doubt, post-IPO securities that are not subject to a lockup will not be counted for purposes of determining compliance with the Fund’s 80% policy. Given these facts, the Fund does not believe that its disclosed ability to continue holding securities of Portfolio Companies post-IPO is inconsistent with Rule 35d-1. We have enhanced the prospectus disclosure as follows to clarify how the Fund counts assets for purposes of determining compliance with Rule 35d-1:

Securities purchased at the time an issuer was a private company shall continue to be counted towards the 80% Policy only during the term of any post-IPO or other comparable lockup if such issuer ceases to be a private company

5.	Comment: The cover page discloses that the Fund is an interval fund and provides certain details about the Fund’s interval fund structure. Please add to the cover page disclosure specifying the intervals between deadlines for repurchase requests, pricing and repayment. Please also add a cross-reference to disclosure in the prospectus discussing the Fund’s repurchase policies and attendant risks.

Response: The Fund has added the following disclosure to the cover page:

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Fund’s Board of Trustees and will be based on factors such as market conditions, liquidity of the Fund’s assets and Shareholder servicing conditions. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no less than 21 days and no more than 42 days, and is expected to be approximately 30 days. The repurchase price of the Shares will be the net asset value as of the close of regular trading on the NASDAQ on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date. See “Quarterly Repurchase of Shares.”

July 6, 2021 Page 5

6.	Comment: Please add the following disclosure to the cover page of the prospectus and update the bracketed information to reflect the percentages applicable to an investment in each applicable class of the Fund:

An investor will pay a sales load of up to [ ]%. If you pay the maximum aggregate percent for the sales load you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Response: The Fund has added the following disclosure to the cover page:

An investor will pay a sales load of up to 5.75% on Class A Shares. If you pay the maximum aggregate percent for the sales load you must experience a total return on your net investment of approximately 6.1% in order to recover these expenses.

An investor will pay a sales load of up to 4.25% on Class L Shares. If you pay the maximum aggregate percent for the sales load you must experience a total return on your net investment of approximately 4.44% in order to recover these expenses.

Class I Shares are not subject to a sales load.

Prospectus:

7.	Comment: On page 3 of the prospectus, the Fund discloses that it invests in special purpose investment vehicles (“SPV”). Please explain what an SPV is and how and why the Fund might invest in an SPV.

Response: The Fund has added the following disclosure to the prospectus:

The SPVs in which the Fund expects to invest are vehicles that provide access to equity securities issued by a single Portfolio Company. SPVs are typically organized by the sellers of such securities and often charge a performance fee and administrative and other management fees.

July 6, 2021 Page 6

8.	Comment: In addition to the above, please describe the structure of the SPVs in which the Fund expects to invest, whether the SPVs are pooled investment vehicles relying on the exclusion from the definition of an investment company under Sections 3(c)(1) or 3(c)(7) of the 1940 Act and whether such SPVs are limited to sophisticated investors (i.e., accredited investors or other qualifications). If the SPVs are pooled investment vehicles relying on the exclusion from the definition of an investment company under Sections 3(c)(1) or 3(c)(7) of the 1940 Act, please add disclosure that the Fund will not invest more than 15% of its total assets in SPVs.

Response: The Fund has added the following disclosure to the prospectus:

The Fund will invest in SPVs that it expects will generally be organized as limited liability companies or limited partnerships, will rely on the exclusions from the definition of an investment company under Section 3(c)(1) or 3(c)(7) of the 1940 Act, and will limit investment to, at a minimum, accredited investors. The Fund shall not invest more than 15% of its total assets in SPVs that rely on the exclusion from the definition of an investment company under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

9.	Comment: The Staff notes that there is discussion about investing in special purpose acquisition companies (“SPACs”) on page 3 of the prospectus. Please briefly explain what a SPAC is and how they function.

Response: The Fund has added the following disclosure to the prospectus:

A SPAC is a publicly traded company with no commercial operations that raises investment capital via an IPO for the purpose of identifying and acquiring one or more operating businesses or assets.

10.	Comment: The Staff notes that there is discussion of investing in emerging market countries on page 3 of the prospectus. Please provide the Fund’s definition of “emerging market countries,” either directly or through a cross-reference to a definition included elsewhere in the Registration Statement.

Response: The Fund notes that it does not expect to invest materially in emerging market countries. The Fund has added the following disclosure to the first paragraph on page 23 of the prospectus:

The Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies (i.e., companies organized in the United States), but it is not prohibited from investing in Portfolio Companies organized in foreign jurisdictions, including those organized in emerging market countries. The Fund defines emerging market countries to mean countries included in the MSCI Emerging Markets Index, which currently includes: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Kuwait, Malaysia, Mexico, Pakistan, Peru, the Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates. The Fund makes investments in the securities of Portfolio Companies the Fund reasonably believes it can readily fair value.

July 6, 2021 Page 7

11.	Comment: The Fund includes disclosure about the use of simple agreements for future equity (“SAFEs”) and a covered call strategy on page 4 of the prospectus. Please provide brief explanations about SAFEs and call options.

Response: In response to Staff’s comment, the Fund has removed all references to call options and the covered call strategy. Regarding the Staff’s comment about SAFEs, the Fund has added the following disclosure to the prospectus:

SAFEs represent a contractual right to future equity of a company, in exchange for which the holder of the SAFE contributes capital to the company. SAFEs enable investors to convert their investment to equity upon the occurrence of triggering events set forth in the applicable SAFE.

12.	Comment: The Staff notes that the Fund discloses that proceeds will be invested “as soon as practicable” is inconsistent with the requirements of Item 7.2 of Form N-2 and related Staff guidance. Please update this disclosure to be more specific, consistent with the Staff’s guidance provided in Guide 1 to Form N-2, by providing a timeline and an explanation.

Response: The Fund has revised the relevant language in the prospectus as follows:

The Fund expects that the net proceeds of the continuous offering, after payment of any sales loads, will be invested in accordance with its investment objective and principal strategies within three months ~~as soon as practicable~~ after receipt thereof; however, the Fund may be delayed up to an additional three months depending on the ~~subject to the~~ Investment Adviser’s ability to identify and acquire the securities of Portfolio Companies.

July 6, 2021 Page 8

13.	Comment: On page 8 of the prospectus, please consider adding, as appropriate, risk disclosure regarding the Fund’s investments in SPACs.

Response: The Fund respectfully notes that the Fund’s investment strategy permits investment in PIPE transactions where the issuer is a SPAC, not SPAC IPOs. The Fund believes that investments in SPAC PIPEs entail different risks than investments in SPAC IPOs. The Fund has added the following disclosure relating to investments in SPAC PIPEs:

Investments in SPAC PIPEs — The Fund may invest in PIPE transactions where the issuer of the security is a SPAC established to facilitate the acquisition and future financing of certain private late-stage operating growth companies in anticipation of such private company entering the public markets. In a PIPE transaction, investors purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. When participating in a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, the company typically agrees as part of the PIPE deal to register the restricted securities with the SEC. PIPE transactions are subject to the risk that the issuer may be unable to register the securities for public resale in a timely manner, or at all, in which case the securities could be sold only in a privately negotiated transaction and, potentially, at a price less than that paid by the Fund. Disposing of such securities may involve negotiation and legal expenses. Even if such securities are registered for public sale, the resulting market for the securities may be thin or illiquid, which could make it difficult for the Fund to dispose of such securities at an acceptable price.

July 6, 2021 Page 9

14.	Comment: Regarding the disclosure about efficient, enhanced transparency on page 9 of the prospectus, please provide a supplemental response to give the Staff additional clarity as to the nature of the enhanced transparency provided to investors.

Response: The Fund has revised the disclosure as follows:

Efficient, Transparent Investment. The Fund offers investors an opportunity to invest efficiently in a portfolio of private, operating, late-stage, growth companies, primarily in the technology sectors. Unlike traditional venture and secondary funds, the Investment Adviser publishes on its website (1) a complete list of the Fund’s investments as of the last day of the previous month (which list is updated after a new Portfolio Company is added to the Fund’s portfolio), and (2) the daily calculated NAV of the Fund’s Shares, giving investors more ~~enhanced~~ transparency into their investment than they would receive from a typical private fund.

15.	Comment: The Staff notes that the Fund discloses that it “may incur [referring to shareholder services fees] such expenses, together with sub-transfer agency fees (including recordkeeping fees), if any, on an annual basis equal to 0.25% of its daily average NAV.” The Staff believes this statement is confusing and could be misread by investors. Please consider rephrasing this disclosure for clarification.

Response: The Fund has revised this disclosure to read as follows:

The Fund may incur [referring to shareholder services fees] such expenses, together with sub-transfer agency fees (including recordkeeping fees), if any, which in the aggregate will not exceed on an annual basis 0.25% of its daily average NAV.

16.	Comment: Regarding the disclosure of amounts paid for sub-transfer agency services, please explain why ranges are provided instead of the actual amounts.

Response: The Fund notes that the fee rates charged by intermediaries for sub-transfer agency services varies from intermediary to intermediary. Therefore the Fund has opted to disclose to investors the range of fee rates charged by the intermediaries to which the Fund expects to pay fees for sub-transfer agency services.

17.	Comment: Please confirm whether the Investment Adviser can unilaterally terminate the Fund’s expense limitation agreement.

July 6, 2021 Page 10

Response: The Fund confirms that the Investment Adviser cannot unilaterally terminate the Fund’s expense limitation agreement.

18.	Comment: The Fund discloses that the Investment Adviser may seek reimbursement for fees previously waived or incurred under the expense limitation agreement “to the extent that such reimbursement will not cause Class A, Class L or Class I Shares’ annualized expenses to exceed the applicable Expense Limitation.” The Staff notes that it typically sees expense limitation agreements that prohibit the adviser from seeking reimbursement if the reimbursement would cause the Fund to exceed the expense cap either (i) at the time the expenses were incurred, or (ii) in effect at the time of the reimbursement. Please explain supplementally why the limitation described in clause (i) above is not present in the current disclosure.

Response: The disclosure accurately described the Fund’s expense limitation agreement. The Fund notes that the Investment Adviser cannot recoup any amounts reimbursed by the Fund’s former investment adviser and this is the first expense limitation agreement entered into by the Fund’s current investment adviser. Accordingly, the limitation described in clause (i) would be redundant, as the Fund’s only potential recoupment is under the current expense limitation agreement.

19.	Comment: Please explain why the Fund has modified the exchange feature to include potential Portfolio Companies, including whether this change was a clarification of existing practices or a new feature.

Response: As noted above in response to comment 2, the modification to the exchange feature to include potential Portfolio Companies is a clarification to help investors understand that securities of potential Portfolio Companies may be exchanged for Fund shares. Without this clarification, an investor might read the disclosure to imply that only Portfolio Companies that are currently held by the Fund can be exchanged.

20.	Comment: Please confirm and disclose that the Fund’s exchange program will not effectively result in a sale of shares for less than the Fund’s NAV, except as provided in Section 23(b) of the 1940 Act. Please also explain how such an exchange would impact the Fund’s NAV.

Response: The Fund confirms that its exchange program will not effectively result in a sale of shares for less than the Fund’s NAV, and further confirms that it has added disclosure to the prospectus to this effect. The Fund does not expect the exchange program to have any impact on the Fund’s NAV because investors utilizing the exchange program will receive Fund shares with a NAV equal to the value of the contributed securities.

July 6, 2021 Page 11

21.	Comment: The Staff notes that Class L does not appear to be operating above the expense cap applicable to that class. Please consider removing the sentence on page 18 indicating that “The Example assumes that the Expense Limitation Agreement is not renewed after December 9, 2022.”

Response: The Fund has removed this sentence from the prospectus.

22.	Comment: The Fund discloses that it may invest its available cash in “high-quality, short-term debt securities, money market instruments and money market funds” for, among other reasons, “identifying and assessing investment opportunities.” Please explain how investing in such instruments to retain flexibility in “identifying and assessing investment opportunities” complies with the Fund’s obligations under Rule 35d-1.

Response: The Fund notes that Rule 35d-1 requires a fund to invest, under normal circumstances, at least 80% of its assets in investments suggested by the fund’s name. In the adopting release for the rule, the SEC explained that the final rule removed a proposed exception from the 80% requirement for “temporary defensive positions” and added the qualification “under normal circumstances” to give funds greater flexibility to manage their portfolios. The SEC further explained that the rule permits funds to depart from the 80% requirement in “limited, appropriate circumstances” such as in situations where a fund experiences “unusually large cash inflows or redemptions.” The SEC however reminded registrants that a registered investment company generally must invest proceeds “in order to operate in accordance with its investment objectives and policies” within six months of receipt, citing to Guide 1 to Form N-2. Therefore, the SEC’s guidance expressly permits temporary departures from a fund’s 80% policy provided that the proceeds are invested in accordance with the 80% policy within six months. To the extent that the Fund’s investment in high-quality, short-term debt securities, money market instruments and money market funds causes the Fund to depart from its 80% policy, doing so while the Investment Adviser is identifying and assessing investment opportunities is consistent with the SEC’s guidance permitting temporary departures for periods of up to six months from the receipt of proceeds.

23.	Comment: In light of the Staff’s recent Accounting and Disclosure Information (“ADI”) on emerging markets disclosures, please consider whether additional disclosure regarding the Public Company Accounting Oversight Board (“PCAOB”) audit restrictions in certain emerging markets is appropriate.

July 6, 2021 Page 12

Response: The Fund does not currently expect to invest materially in securities of Portfolio Companies located in emerging market countries. The Fund therefore does not believe that it would be appropriate and respectfully declines to add disclosure regarding the PCAOB audit restrictions in certain emerging markets.

24.	Comment: The Staff notes that the risk disclosure relating to SPACs in the last paragraph of page 31 does not address governance issues and conflicts of interest associated with SPAC investments. Please consider adding disclosure to address such risks.

Response: The conflicts of interest and governance issues relating to SPACs generally arise because the public stockholders of a SPAC may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. However, PIPE investments in SPACs are generally contingent upon closing of the proposed business combination, and thus PIPE investors generally are aware of the identity of the target company and the terms of the combination before they invest. Thus, such PIPE investors do not face the same governance and conflicts risks that public stockholders do. For this reason, the Fund respectfully declines to add disclosure of such risks.

25.	Comment: Regarding the risk disclosure on “Risks Related to the Offering Made Pursuant to this Prospectus and Our Shares,” please disclose applicable risks from Guide 10 to Form N-2, including the risk of a possible decrease in share value resulting from currency fluctuations between the tender date and repurchase pricing date, especially as it relates to foreign holdings. Please explain supplementally if the Fund deems this risk to be immaterial.

Response: The Fund does not invest materially in foreign currency denominated investments. The Fund therefore deems the risk of a possible decrease in share value resulting from currency fluctuations between the tender date and repurchase pricing date to be immaterial and respectfully declines to add this risk disclosure to the prospectus.

26.	Comment: The Staff notes that the Fund discloses that it may invest in non-U.S. securities. Please provide a basis for investors to assess the Investment Adviser’s expertise and experience in non-U.S. investments. See Guide 9 of Form N-2.

Response: The Fund’s portfolio managers have experience in assessing Portfolio Companies wherever they are located and have made a number of investments in non-U.S. securities both on behalf of the Fund and other funds managed at prior firms over the past twenty years. The Fund has added disclosure to the prospectus to this effect.

July 6, 2021 Page 13

27.	Comment: Regarding the Fund’s dividend reinvestment policy, please disclose what occurs with respect to partial shares under the policy.

Response: The Fund notes that the disclosure as currently drafted addresses the treatment of partial shares under the policy. See the reference to fractional shares in the sentence “Under the dividend reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.” The Fund therefore respectfully declines to revise the disclosure.

28.	Comment: Please add disclosure explaining the potential conflict of interest associated with the Investment Adviser using leverage for investment purposes, if applicable.

Response: The Fund does not currently use or expect to use leverage for investment purposes. The Fund therefore respectfully declines to add disclosure explaining the potential conflict of interest associated with the Investment Adviser using leverage for investment purposes.

Statement of Additional Information:

29.	Comment: The Staff notes that the hyperlink to the Fund’s annual report links to the 2019 report. Please update the hyperlink to link to the Fund’s 2020 report.

Response: The Fund has updated the hyperlink to link to the Fund’s 2020 annual report.

30.	Comment: The Fund’s fundamental policies provide that the Fund will not engage in “the writing of put and call options.” Please explain how the Fund’s covered call option strategy complies with this fundamental policy.

Response: The Fund has removed all references to the covered call option strategy.

31.	Comment: Please confirm that the information contained in the table regarding other SEC registered investment companies managed by the Fund’s portfolio managers is correct.

Response: The Fund confirms that the information contained in the table regarding other SEC registered investment companies managed by the Fund’s portfolio managers is correct.

July 6, 2021 Page 14

32.	Comment: Please confirm that the Fund will file the required consents from its auditor and counsel.

Response: The Fund confirms that it will file the required consents from its auditor and counsel.

*       *       *       *       *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

Sincerely,

/s/ Mark Perlow

Mark Perlow